Manning & Napier Fund, Inc. 485BPOS

Exhibit 99(d)(1)(a)

SCHEDULE A
TO THE
MANNING & NAPIER FUND, INC.
INVESTMENT ADVISORY AGREEMENT
May 20, 2025
FEE SCHEDULE

The Fund agrees to pay the Advisor as full compensation for all services rendered by the Advisor hereunder, an annual management fee payable monthly and computed on the net asset value of the Fund as of the close of business each business day at the annual rates listed below:

SERIES	PERCENTAGE

Core Bond Series	0.25%
Credit Series	0.25%
Disciplined Value Series	0.30%
Diversified Tax Exempt Series	0.30%
Equity Series	0.75%
High Yield Bond Series	0.40%
Overseas Series	0.60%
Pro-Blend Conservative Term Series	0.40%
Pro-Blend Extended Term Series	0.60%
Pro-Blend Maximum Term Series	0.60%
Pro-Blend Moderate Term Series	0.60%
Systematic High Yield Bond Series	0.35%
Unconstrained Bond Series	0.30%